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                             November 27, 2023

       Koon Kiat Sze
       Chief Executive Officer
       SKK Holdings Limited
       27 First Lok Yang Road
       Singapore 629735

                                                        Re: SKK Holdings
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
17, 2023
                                                            CIK No. 0001991261

       Dear Koon Kiat Sze:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS F-1 Submitted on November 17, 2023

       Related Party Transactions, page 97

   1. We note your response to prior comment 1; however, you have not included the disclosure required by Item 7.B of
Form 20-F in this section of the prospectus. Therefore, we reissue the comment. In this
section, add the transactions regarding the securities issued by the company to the related
parties, as noted elsewhere in your filing. For each related party transaction, disclose
the name of the related person and the basis on which the person is a related person, the
amount involved and the material terms of the transaction. For example, disclose how
your affiliates, including your officers, directors and major shareholders, are
related to SKK Works Pte Ltd., quantify the amounts involved with the
                                                        SKK Works Pte Ltd
transactions, and describe the material terms of these transactions.
 Koon Kiat Sze
SKK Holdings Limited
November 27, 2023
Page 2
Note 3 - Disaggregation of Revenue, page F-40

2. We note your response to prior comment 3 and your disclosure stating the revenue from maintenance works and services and others is recognized at a point in time. We further note on page 69 that these services include but are not limited to general maintenance services and rental of machinery and equipment; and we note from your disclosure on page F-35 that you recognize catering revenue at a point in time. Please address the following:
          Clarify the services you provide that are recognized at a point in time;
          Tell us the duration of the services;
          Tell us how you considered the guidance of ASC 606-10-25-27 through 29 in concluding that revenues should be recognized at a point in time;
and
          Revise your disclosure throughout the filing to provide more robust disclosure on the nature of the services.



       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameKoon Kiat Sze
                                                         Division of
Corporation Finance
Comapany NameSKK Holdings Limited
                                                         Office of Real Estate
& Construction
November 27, 2023 Page 2
cc:       David L. Ficksman
FirstName LastName